RELIANCE
Anil Dhirubhai Ambani Group

Reliance Natural Resources Limited
Registered Office: H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710, India
Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.mrl.in

15th February, 2007

Exemption No : 82-35009

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letter to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr.No.	Particulars
1.	A letter dated 15th February, 2007 enclosing therewith a Limited Review Report for the quarter ended 31st December, 2006.

Copies of the above letters are enclosed herewith for information and records.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Dy. Company Secretary

Encl: As above

Copy to: Yusuf Safdari
Greenberg Traurig, LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

HEAD OFFICE :
709, Tulsiani Chambers,
212, Nariman Point,
Mumbai - 400 021.
Tel. : 5630 8508
Fax : 2284 0892

PATHAK H.D. & ASSOCIATES
(Regd.)

Chartered Accountants

LIMITED REVIEW REPORT FOR THE QUARTER ENDED DECEMBER 31, 2006

TO THE BOARD OF DIRECTORS OF RELIANCE NATURAL RESOURCES LIMITED

1. We have reviewed the accompanying statement of "Unaudited Financial Results for the Quarter ended December 31, 2006" (the statement) of Reliance Natural Resources Limited prepared by the Company pursuant to Clause 41 of the listing agreement with the stock exchanges in India, which has been initialed by us for identification purposes. The Statement is the responsibility of the Company's Management and has been approved by the Board of Directors.

2. A limited review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of Company personnel responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards followed in India, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

3. Based on the limited review carried out by us of the results for the quarter ended December 31, 2006, nothing has come to our notice that causes us to believe that the statement has –

   a. not been prepared in accordance with the applicable accounting standards and other recognized accounting practices and policies;

   b. not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

For PATHAK H. D. & ASSOCIATES
Chartered Accountants

PARAG D. MEHTA
Partner
Membership No.113904

Place: Mumbai
Date : January 18, 2007

RELIANCE
Anil Dhirubhai Ambani Group

RELIANCE NATURAL RESOURCES LIMITED

Reliance - Anil Dhirubhai Ambani Group

(formerly known as Global Fuel Management Services Limited)

Registered Office: 'H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710

Unaudited Financial Results for the quarter ended 31 st December, 2006

(Rs.in Lakhs)

Sr.No.	Particulars	Quarter ended	Twelve Months ended	Nine Months ended
		31st December, 2006	31st December,2006	31st December, 2005 Audited
1	Income from operations	7,353.97	9,997.10	-
2	Other Income	4,761.69	7,279.99	0.09
		12,115.66	17,277.09	0.09
3	Cost of operations	6,596.18	8,496.50	-
4	Staff Cost	21.27	108.33	-
5	Other Expenses	2,321.70	2,943.26	39.78
6	Interest and Finance Charges	1,399.56	1,399.56	-
7	Depreciation	231.01	922.90	398.92
8	Profit / (Loss) before Tax	1,545.94	3,406.54	(438.61)
9	Provision for -			
	Current Tax	497.29	1,027.98	-
	Fringe Benefit Tax	3.45	26.31	-
	Deferred Tax Liabilities/(Assets)	-	101.36	(147.66)
10	Net Profit / (Loss) for the period	1,045.19	2,250.89	(290.95)
11	Paid up Equity Share Capital (Face Value Rs.5/- per Share)	67,156.52	67,156.52	5.00
12	Reserves			-
13	Earnings per share (On Net Profit/Loss)(* not annualised)			
	- Basic (Rs.)	0.08*	0.17*	-437.22*
	- Diluted (Rs.)	0.06*	0.16*	-437.22*
14	Aggregate of Non-Promoter Share Holding -			
	- No.of Shares	737,521,880	737,521,880	Nil
	- Percentage of Shareholding	54.91	54.91	Nil

PATHAK H. D. & ASSOCIATES MUMBAI

Notes:

1. The Company acquired the business on demerger of Reliance Industries Limited on 27th January, 2006 and therefore comparative figures are not given for the previous quarter and twelve months.

2. The Company operates in only one segment, namely, Fuel Handling. Hence, no separate Segment Report is prepared.

3. The statutory auditors of the Company have carried out the "Limited Review" of the results for the quarter ended 31st December, 2006 as per the listing agreements entered into with the stock exchanges in India.

4. During the quarter, the Company has issued 4.928% FCCBs aggregating US Dollars 300 million. The FCCBs have a maturity period of 5 years and 1 day and are not listed. The FCCBs, if fully converted into equity shares, will result in increasing the capital of the Company from 1,34,31,30,422 equity shares of Rs.5 each to 1,86,94,57,345 shares.

5. The Company, during the quarter ended 31st December, 2006, received 32 investor complaints and they were resolved. No complaints were pending at the end of the quarter.

6. After review by the Audit Committee, the Board of Directors of the Company took the above results on record at their Meeting held on 18th January, 2007.

7. Figures of the previous year have been regrouped / reclassified wherever considered necessary.

For and on behalf of the Board of Directors

Anil D.Ambani
Chairman

Place: Mumbai
Date: 18th January, 2007

PATHAK H. D. & ASSOCIATES
MUMBAI
CHARTERED ACCOUNTANTS

END